MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

July 9, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The MFS Trusts listed in Appendix A hereto (the “Trust”) – Proxy Materials

Ladies and Gentlemen:

Enclosed for filing on behalf of each Trust pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T are preliminary copies of a Proxy Statement, Notice of Meeting to Shareholders, and forms of Proxy to be used in connection with a Meeting of Shareholders of each Trust.

The Meeting is scheduled for August 22, 2012 and is being called for the purposes described in the Notice of Meeting of Shareholders filed herewith. Definitive versions of the proxy materials are expected to be released to security holders on or about July 30, 2012.

Please direct any comments or questions regarding the enclosed materials to me at (617) 954-5182 or Tom Connors at (617) 954-4085.

Very truly yours,

/s/ SUSAN S. NEWTON
Susan S. Newton
Senior Vice President and Associate General Counsel

Enclosures

Appendix A

MFS Trusts

MFS California Municipal Fund (File Nos. 333-84993; 811-9537)

MFS High Income Municipal Trust (File Nos. 333-81129; 811-5754)

MFS High Yield Municipal Trust (File Nos. 333-77261; 811-4992)

MFS Investment Grade Municipal Trust (File Nos. 333-81131; 811-5785)

MFS Municipal Income Trust (File Nos. 33-8850; 811-4841)